Exhibit 99.1

IMTE Announces Receipt of Deficiency Letter from Nasdaq

Sydney and New York, May 22, 2024 — Integrated Media Technology Limited (NASDAQ: IMTE) ("IMTE" or the "Company"), an Australia company that is engaged in the businesses of the trading in Halal products, the manufacture and sale of nano coated plates for filters, the trading of luxury products on its digital assets trading platform, sale of new energy products and solutions, and the manufacturing and sale of electronic glass, today announced that it has received notification letter dated May 17, 2024 (the "Deficiency Letter") from the Listing Qualifications Department of The Nasdaq Stock Market Inc. (the "Nasdaq") notifying that the Company is no longer in compliance with the Nasdaq Listing Rule 5250(c)(1) for continued listing due to its failure to timely file its annual report on Form 20-F for the year ended December 31, 2023 (the "Annual Report") with the U.S. Securities and Exchange Commission.

Under the Nasdaq Listing Rule 5810(c)(2)(F)(i), the Company has until July 16, 2024 (that is, 60 calendar days from the date of the Deficiency Letter) to submit to Nasdaq a plan (the "Compliance Plan") to regain compliance with the Nasdaq Listing Rules. The Company intends to submit the Compliance Plan as soon as practicable.

Under the Nasdaq Listing Rule 5810(c)(2)(F)(ii), if Nasdaq accepts the Compliance Plan, Nasdaq can grant the Company an exception until November 11, 2024 (that is, up to 180 calendar days from the extended due date of the Annual Report) to regain compliance. The Company's independent registered public accounting firm will require additional time to conduct an audit of the Company's financial statements for the year ended December 31, 2023. The Company intends to file the Annual Report as soon as practicable.

The Deficiency Letter has no immediate impact on the listing of the Company's ordinary shares on the Nasdaq Capital Market.

This announcement is made in compliance with the Nasdaq Listing Rule 5810(b), which requires prompt disclosure of receipt of a notification of deficiency.

About Integrated Media Technology Limited ("IMTE")

IMTE is an Australian company engaged in the businesses of the manufacturing of electronic glass, trading in Halal products, the manufacture and sale of nano coated plates for filters, the trading of luxury products on its digital assets trading platform, sale of new energy products and solutions, and the manufacturing and sale of electronic glass. For more information, please visit www.imtechltd.com.

Safe Harbor Statement

This press release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934, including those regarding IMTE's expectations, intentions, strategies, and beliefs pertaining to future events or future financial performance. Actual events or results may differ materially from those in the forward-looking statements because of various important factors, including those described in the Company's most recent filings with the SEC. IMTE assumes no obligation to update publicly any such forward-looking statements, whether because of new information, future events or otherwise. For a more complete description of the risks that could cause our actual results to differ from our current expectations, please see the sections entitled but not limited to, "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Risk Factors" in IMTE's annual reports on Form 20-F and interim reports on Form 6-K filed with the SEC, as such factors may be updated from time to time in IMTE's periodic filings with the SEC, which are accessible on the SEC's website at www.sec.gov and at www.imtechltd.com.

Investor Relations Contact:

Email: investors@imtechltd.com